Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31st, 2008, 2007 and 2006

Including Management’s Discussion and Analysis

March 30, 2009

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the year ended December 31, 2008. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

FINANCIAL HIGHLIGHTS

(In thousands of US dollars except per share data, selected ratios, stock and trading volume information.)

(Unaudited)

	2008	2007	2006
Operations	$	$	$
Consolidated sales	737,155	767,272	812,285
Net loss Cdn GAAP	(92,799)	(8,393)	(166,693)
Net loss US GAAP	(93,698)	(8,393)	(166,693)
Cash flows from operations before changes in non-cash working capital items	25,131	43,205	9,366

	2008	2007	2006
Per Common Share
Net loss Cdn GAAP – basic	(1.57)	(0.19)	(4.07)
Net loss US GAAP – basic	(1.59)	(0.19)	(4.07)
Net loss Cdn GAAP – diluted	(1.57)	(0.19)	(4.07)
Net loss US GAAP – diluted	(1.59)	(0.19)	(4.07)
Cash flows from operations before changes in non-cash working capital items	0.43	0.95	0.23
Book value Cdn GAAP	3.96	6.11	6.68
Book value US GAAP	3.70	5.99	6.48

	2008	2007	2006
Financial Position
Working capital	133,144	145,577	121,485
Total assets Cdn GAAP	575,166	702,799	692,386
Total assets US GAAP	578,598	704,764	692,127
Total long-term debt Cdn GAAP	255,241	243,359	330,477
Total long-term debt US GAAP	269,080	250,180	330,477
Shareholders’ equity Cdn GAAP	233,317	360,010	273,718
Shareholders’ equity US GAAP	218,195	352,992	265,558

	2008	2007	2006
Selected Ratios
Working capital	2.69	2.58	2.22
Debt/capital employed Cdn GAAP	0.52	0.40	0.55
Debt/capital employed US GAAP	0.54	0.41	0.55
Return on equity Cdn GAAP	na	na	na
Return on equity US GAAP	na	na	na

	2008	2007	2006
Stock Information
Weighted average shares outstanding (Cdn GAAP) - basic +	58,956	45,287	40,981
Weighted average shares outstanding (US GAAP) - basic +	58,956	45,287	40,981
Weighted average shares outstanding (Cdn GAAP) - diluted +	58,956	45,287	40,981
Weighted average shares outstanding (US GAAP) - diluted +	58,956	45,287	40,981
Shares outstanding as at December 31 +	58,956	58,956	40,987

	2008	2007	2006
The Toronto Stock Exchange (CA$)
Market price as at December 31	1.09	3.07	6.19
High: 52 weeks	3.59	6.40	10.44
Low: 52 weeks	0.67	2.49	4.63
Volume: 52 weeks+	8,665	8,219	17,252

	2008	2007	2006
New York Stock Exchange
Market price as at December 31	0.73	3.14	5.28
High: 52 weeks	3.47	5.34	9.20
Low: 52 weeks	0.68	2.36	4.01
Volume: 52 weeks+	15,870	18,737	21,860

	High	Low	Close	ADV*
The Toronto Stock Exchange(CA$)
Q1	3.53	2.11	2.44	35,997
Q2	3.35	2.16	3.35	33,136
Q3	3.48	2.36	2.90	29,124
Q4	2.97	0.80	1.09	40,621

	High	Low	Close	ADV*
New York Stock Exchange
Q1	3.59	2.30	2.37	44,148
Q2	3.32	2.15	3.28	74,072
Q3	3.41	2.22	2.73	63,427
Q4	2.81	0.68	0.73	68,400

* Average daily volume

+In thousands

Management’s Discussion and Analysis

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except as otherwise noted)

(Unaudited)

	1st Quarter			2nd Quarter
	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$
Sales	184,501	186,835	212,108	197,534	187,109	217,687
Cost of sales	156,324	158,956	177,931	171,184	158,279	182,401
Gross Profit	28,177	27,879	34,177	26,350	28,830	35,286
Selling, general and administrative expenses	17,629	18,321	23,250	17,196	16,676	21,525
Stock-based compensation expense	421	454	525	329	533	590
Research and development	1,441	1,025	1,680	1,528	1,161	1,662
Financial expenses:
Interest	5,984	6,705	6,738	4,339	6,453	6,737
Other (i)	(648)	3	170	(681)	(98)	(208)
Refinancing expense	6,031
Manufacturing facility closures, restructuring, strategic alternatives and other charges		2,369	17,502		4,415	32,423
Impairment of goodwill
	30,858	28,877	49,865	22,711	29,140	62729
Earnings (loss) before income taxes	(2,681)	(998)	(15,688)	3,639	(310)	(27,443)
Income taxes (recovery)	(818)	(428)	(5,699)	(999)	7,768	(9,260)
Net earnings (loss)	(1,863)	(570)	(9,989)	4,638	(8,078)	(18,183)
Earnings (loss) per share
Cdn GAAP - Basic - US $	(0.03)	(0.01)	(0.24)	0.08	(0.20)	(0.44)
Cdn GAAP - Diluted - US $	(0.03)	(0.01)	(0.24)	0.08	(0.20)	(0.44)
US GAAP - Basic - US $	(0.03)	(0.01)	(0.24)	0.08	(0.20)	(0.44)
US GAAP - Diluted - US $	(0.03)	(0.01)	(0.24)	0.08	(0.20)	(0.44)
Weighted average number of common shares outstanding
Cdn GAAP - Basic	58,956,348	40,986,940	40,964,630	58,956,348	40,986,940	40,985,440
Cdn GAAP - Diluted	58,956,348	40,986,940	40,964,630	58,956,348	40,986,940	40,985,440
US GAAP - Basic	58,956,348	40,986,940	40,964,630	58,956,348	40,986,940	40,985,440
US GAAP - Diluted	58,956,348	40,986,940	40,964,630	58,956,348	40,986,940	40,985,440

Management’s Discussion and Analysis

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except as otherwise noted)

(Unaudited)

	3rd Quarter			4th Quarter
	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$
Sales	201,978	201,875	195,120	153,142	191,453	187,370
Cost of Sales	172,772	170,686	169,199	158,620	163,010	164,292
Gross Profit	29,206	30,189	25,921	(5,478)	28,443	23,078
Selling, general and administrative expenses	17,490	17,508	21,399	15,874	18,664	18,729
Stock-based compensations expense	348	504	453	170	289	454
Research and Development	1,334	1,002	1,523	1,307	947	1,406
Financial expenses:
Interest	4,230	8,561	6,764	3,812	5,706	6,417
Other (i)	806	(316)	232	1,948	205	(234)
Manufacturing facility closures, restructuring, strategic alternatives and other charges		1,330	16,037			10,095
Impairment of goodwill			120,000	66,726
	24,208	28,589	166,408	89,837	25,811	36,867
Earnings (loss) before income taxes	4,998	2,600	(140,487)	(95,315)	2,632	(13,789)
Income taxes (recovery)	779	1,628	(17,154)	4,478	3,349	1,399
Net earnings (loss)	4,219	972	(123,333)	(99,793)	(717)	(15,188)
Earnings (loss) per share
Cdn GAAP – Basic – S$	0.07	0.02	(3.01)	(1.69)	(0.01)	(0.37)
Cdn GAAP – Diluted-US$	0.07	0.02	(3.01)	(1.69)	(0.01)	(0.37)
US GAAP – Basic- US$	0.07	0.02	(3.01)	(1.69)	(0.01)	(0.37)
US GAAP – Diluted-US$	0.07	0.02	(3.01)	(1.69)	(0.01)	(0.37)
Weighted average number of common shares outstanding
Cdn GAAP – Basic	58,956,348	40,986,940	40,986,057	58,956,348	58,185,756	40,986,057
Cdn GAAP – Diluted	58,956,348	40,986,940	40,986,057	58,956,348	58,185,756	40,986,057
US GAAP – Basic	58,956,348	40,986,940	40,986,057	58,956,348	58,185,756	40,986,057
US GAAP - Diluted	58,956,348	40,986,940	40,986,057	58,956,348	58,185,756	40,986,057

(i) As explained below in the “Changes in Accounting Policies section of management’s Discussion and Analysis, prompt pay discounts to suppliers have been reclassified from a reduction in other financial expenses to a reduction in cost of sales.  The reclassification does not change the reported net earnings (loss) of the Company.

Management’s Discussion and Analysis

ADJUSTED CONSOLIDATED EARNINGS

Adjustments for impairment of goodwill, impairment of property, plant and equipment, gross profit margin compression, refinancing expense and manufacturing facility closures, restructuring, strategic alternatives and other charges.

Years Ended December 31,

(In millions of US dollars, except per share amounts)

(Unaudited)

As Reported	2008	2007	2006
	$	$	$
Sales	737.2	767.3	812.3
Cost of sales	659.0	651.0	693.8
Gross profit	78.2	116.3	118.5
Selling, general and administrative expenses	68.2	71.2	84.9
Stock-based compensation expense	1.3	1.8	2.0
Research and development	5.6	4.1	6.3
Financial expenses	25.8	27.2	26.6
Manufacturing facility closures, restructuring, strategic alternatives and other charges		8.1	76.1
Impairment of goodwill	66.7		120.0
	167.6	112.4	315.9
Earnings (loss) before income taxes	(89.4)	3.9	(197.4)
Income taxes (recovery)	3.4	12.3	(30.7)
Net loss	(92.8)	(8.4)	(166.7)

Loss per share – As Reported	2008	2007	2006
Basic	(1.57)	(0.19)	(4.07)
Diluted	(1.57)	(0.19)	(4.07)

Adjustments	2008	2007	2006
Impairment of goodwill	66.7		120.0
Impairment of property, plant and equipment	0.4
Gross profit margin compression	16.6
Refinancing expense	6.0
Adjustments for Manufacturing Facility Closures, Restructuring, Strategic Alternatives and Other Charges		8.1	76.1

ADJUSTED CONSOLIDATED EARNINGS

Adjustments for impairment of goodwill and manufacturing facility closures, strategic alternatives and other charges.

Years Ended December 31,

(In millions of US dollars, except per share amounts)

(Unaudited)

As Adjusted	2008	2007	2006
	$	$	$
Sales	737.2	767.3	812.3
Cost of sales	642.0	651.0	693.8
Gross profit	95.2	116.3	118.5
Selling, general and administrative expenses	68.2	71.2	84.9
Stock-based compensation expense	1.3	1.8	2.0
Research and development	5.6	4.1	6.3
Financial expenses	19.8	27.2	26.6
	94.9	104.3	119.8
Earnings (loss) before income taxes	0.3	12.0	(1.3)
Income taxes	3.4	14.2	5.6
Net earnings (loss)	(3.1)	(2.2)	(6.9)
Earnings (loss) per Share - As Adjusted
Basic	(0.05)	(0.05)	(0.17)
Diluted	(0.05)	(0.05)	(0.17)

Note: These tables reconcile consolidated earnings (loss) as reported in the accompanying consolidated financial statements to adjusted consolidated earnings (loss) after the elimination of impairment of goodwill, impairment of property, plant and equipment, unprecedented gross margin compression, refinancing expense and manufacturing facility closures, strategic alternatives and other charges. The Company has included these non-GAAP financial measures because it believes the measures permit more meaningful comparisons of its performance between the periods presented.

MANAGEMENT'S DISCUSSION & ANALYSIS

Business Overview

Intertape Polymer Group Inc. (“IPG” or the “Company”) was founded in 1981 and is a recognized leader in the specialty packaging industry in North America. The Company has two operating divisions, Tapes and Films (“T&F Division”) and Engineered Coated Products (“ECP Division”).  The T&F Division develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complementary packaging systems for use in industrial and retail applications. The T&F Division designs its specialty products for aerospace, automotive and industrial applications. The T&F Division products are sold to a broad range of industrial and specialty distributors, consumer outlets and large end-users in diverse markets. T&F Division products include carton sealing tapes, including Intertape® pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; ExIFilm® shrink film; and Stretchflex® stretch wrap. The ECP Division manufactures engineered coated fabrics and flexible intermediate bulk containers (“FIBCs”). ECP Division products are sold through a variety of industrial and specialty distributors with a focus on sales to the construction and agricultural markets as well as the flexible packaging market.

What began as a global financial crisis in mid-September 2008 has broadened into a deep economic downturn that is affecting many industries and businesses throughout the world including the Company and its industry.  The Company’s fourth quarter 2008 financial results were adversely impacted by a significant decline in customer demand and a rapid decline in the price of resin-based raw materials and other selected raw materials. As a consequence of the collective impact of these developments, the Company recorded a $66.7 million impairment of its goodwill as of the end of the year.  For the full year of 2008, the Company is reporting a loss of $92.8 million ($1.57 per share, both basic and diluted) compared to net loss of $8.4 million ($0.19 per share, both basic and diluted) for 2007.  .

The Company’s financial results through the first nine months of 2008 reflected the benefits of business model revisions, capital structure improvements, new product introductions and cost reduction measures undertaken in the past several years. Despite the fact that the United States economy entered into recession in the fourth quarter of 2007, profits for the first nine months of 2008 totalled $7.0 million ($0.12 per share, both basic and diluted), compared to a loss of $7.7 million ($0.19 per share, both basic and diluted) for the first nine months of 2007.  These results were also accomplished during a period of sharp and rapid increases in the cost of resin-based raw materials. The Company was successful in recovering a portion of these higher raw material costs through selling price increases during this period. In addition to the profit improvement, the Company was able to refinance its Senior Secured Credit Facility (the “Facility”) in the first quarter of 2008, replacing it with a five-year asset-based loan (“ABL”).

The Company is reporting a $99.8 million loss ($1.69 per share, both basic and diluted) for the fourth quarter of 2008 including approximately $89.0 million of non-cash charges, compared to a loss of $0.7 million ($0.01 per share, both basic and diluted) for the fourth quarter of 2007.  Adjusted EBITDA for the fourth quarter of 2008 was $3.1 million compared to $18.1 million in the fourth quarter of 2007. A reconciliation of adjusted EBITDA between 2007 and 2008 is as follows:

Adjusted EBITDA Reconciliation
2007 TO 2008
(In millions of US dollars)
(Unaudited)
	Three Months Ended December 31,		Year Ended December 31,

Adjusted EBITDA for 2007		$ 18.1		$ 74.8

Decrease in gross profits:
Decline in sales volumes	$ (17.3)		$ (21.3)
Gross profit margin compression	$ (16.6)	$ (33.9)	$ (16.8)	$ (38.1)

Addback gross profit margin compression in fourth quarter		$ 16.6		$ 16.6

Other items, principally lower SG&A expenses		$ 2.3		$ 2.2

Adjusted EBITDA for 2008		$ 3.1		$ 55.5

Sales declined 20.0% for the fourth quarter of 2008 compared to the fourth quarter of 2007, including a 22.4% decline in sales volume (units).  The unit volume decline accelerated during the quarter as the holiday season approached, resulting in the Company extending its year-end holiday shutdown into early January at many of its manufacturing facilities.  The sales volume decline was a combination of both weaker end-user demand as well as inventory destocking by both end-users and the Company’s distributor customer base.  The volume decline adversely impacted the Company’s profitability in two significant respects.  The decline in sales volume resulted in lower gross profit dollars being generated from the sale of products.  The decline in sales volume also required the Company to scale back its production operations including the extended holiday shutdown.  The reduction in production levels resulted in unabsorbed manufacturing overhead costs being charged directly to expense.  The lower sales volumes for the fourth quarter of 2008 compared to the fourth quarter of 2007 depressed gross profits by approximately $17.3 million on a year over year basis, including $11.0 million in higher unabsorbed fixed manufacturing overhead costs on a year over year basis.

The Company is subject to normal fluctuations in its gross profit margins between periods due to the timing of raw material cost changes and the related changes in Company selling prices.  However, the Company experienced significant gross margin compression during the fourth quarter as rapidly falling raw material costs (resin-based raw materials declined approximately 60.0% between October 2008 and December 2008); coupled with steady weakening in end-user demand, put pressure on selling prices.  Because of the steep decline in end-user demand and the destocking of inventories by the Company’s distributor customer base, the Company was unable to sell all of its higher cost inventories into the market before the selling price declines.  As a consequence, the Company adjusted its year-end inventory values down to net realizable value for select product lines and also recorded the expected loss on the outstanding raw material purchase commitments that go into the production of these products.  The gross profit decline during the fourth quarter of 2008 related to the above-described gross margin compression totalled approximately $16.6 million when compared to the fourth quarter of 2007. Included in the gross margin compression was a $7.7 million non-cash charge to write down inventories to net realizable value.  The Company has added this gross margin compression back when computing adjusted EBITDA due to the unprecedented nature of the events giving rise to the compression.  The fourth quarter 2008 gross margin compression is not indicative of the gross profit margin fluctuations the Company normally experiences.

The Company has taken several measures in response to the challenges presented by this deep economic downturn.  In November 2008, the Company reduced staff and eliminated many third party service providers.  These cost reduction efforts are expected to save the Company an estimated $7.0 million a year in operating expenses.  In mid-January 2009, the Company announced a temporary compensation reduction for salaried employees totalling approximately $3.5 million annually.  In addition, the Company expects to continue to reduce costs throughout 2009 by approximately $23.0 million as part of its ongoing productivity improvement programs.  Not all of the 2009 improvements are expected to contribute to an increase in the Company’s earnings.  Some of these cost savings are necessary to offset the increased economic costs of the Company’s manufacturing operations, as well as to remain competitive in the marketplace. The Company introduced several new products in 2008 and began pursuing new markets as well and expects new product sales and new market penetrations to contribute significantly to the Company’s profits in 2009. During early 2009, the Company has restructured some of its sales and marketing organization to dedicate increased resources to these product and market initiatives. The Company has also placed significant focus on cash management, including planned reductions to its property, plant and equipment purchases.

Liquidity

On March 27, 2008 the Company successfully refinanced the Senior Secured Credit Facility, (“Facility”) with a $200.0 million asset based loan, (“ABL”) entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment.  The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases.  The pricing grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge of the ABL lenders subordinated to up to $35.0 million of real estate mortgage financing.  At December 31, 2008, the Company had secured real estate mortgage financing of $1.8 million, leaving the Company the ability to obtain an additional $33.2 million of real estate mortgage financing. The Company reported a refinancing expense in the first quarter of 2008 for approximately $6.0 million and included the accelerated amortization of the debt issue expenses on the existing debt.  The Company also settled two interest rate swaps that the Company entered into in June and July 2005 hedging interest rates for its Facility at a cost of $2.9 million which was also included in the refinancing expense.

With the March 2008 refinancing of the Facility, the Company has no significant debt maturities until March 2013, when the ABL matures.  The Company’s $125.0 million Senior Subordinated Notes mature in August 2014.

The Company relies upon the funds generated from operations and funds available to it under its ABL to meet working capital requirements and anticipated obligations under its ABL and the Senior Subordinated Notes and to finance capital expenditures for the foreseeable future. As at December 31, 2008, the Company had cash and unused availability under its ABL totalling $50.7 million.

The ABL has a financial covenant, a fixed charge ratio, the target for which is 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL) less capital expenditures and pension plan payments in excess of pension plan expense to the sum of debt service and the amortization of the value of equipment in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million.  While the Company did not meet the ratio at December 31, 2008, it was not in effect as cash and unused availability was in excess of $50 million.  To date in the first quarter of 2009, the Company has maintained availability in excess of $25.0 million despite having capital expenditures and a semi-annual interest payment on the Senior Subordinated Notes totalling approximately $11.0 million. In addition, the Company has paid down its outstanding borrowings under the ABL by approximately $12.0 million in the first two months of 2009. It is the Company’s intention to remain above the $25.0 million threshold of unused availability during 2009.

Outlook

The Company anticipates earning positive EBITDA in the first quarter of 2009.  The most significant improvements expected in the first quarter of 2009 compared to the fourth quarter of 2008 are the absence of the $16.6 million in gross margin compression and the $66.7 million goodwill impairment that were recorded in the fourth quarter of 2008.  Higher sales volumes within the T & F Division and the benefits of the expense reduction initiatives discussed above are also expected to contribute to a substantial sequential quarterly improvement in the EBITDA of the Company.

By the end of the first quarter of 2009, the Company will have satisfied the majority of its significant outstanding commitments for capital projects. The Company expects to satisfy the balance in the second quarter of 2009.  Once these outstanding commitments have been satisfied, the Company intends to limit its capital spending to only maintenance items until the Company experiences a substantial and enduring improvement in its operating results. The Company estimates that its maintenance capital expenditures approximate $8.0 million a year.

Results of Operations

The following discussion and analysis of operating results includes adjusted financial results for the three years ended December 31, 2008. A reconciliation from the operating results found in the consolidated financial statements to the adjusted operating results discussed herein, a non-GAAP financial measure, can be found in the tables appearing on pages 13 and 14 hereof.

Included in this MD&A are references to events and circumstances which have influenced the Company’s quarterly operating results presented in the table of Consolidated Quarterly Statements of Earnings appearing on pages 5 and 6 hereof.  As explained in the “Changes in Accounting Policies” section of this MD&A, prompt pay discounts to suppliers have been reclassified from a reduction in other financial expenses to a reduction in cost of sales.  The reclassification does not change the reported net earnings (loss) of the Company.

The net loss for 2008 was $92.8 million compared to a net loss of $8.4 million for 2007.  The net loss for 2008 includes a $66.7 million impairment of goodwill and a $6.0 million refinancing expense related to the refinancing of the Company’s Facility with the ABL. The net loss for 2007 was $8.4 million compared to a net loss for 2006 of $166.7 million.  The net loss for 2007 includes $8.1 million of manufacturing facility closures, restructuring, strategic alternatives and other charges, compared to similar charges in 2006 of $76.1 million. In 2008, the Company reported a loss before income taxes of $89.4 million, $16.7 million exclusive of impairment of goodwill and refinancing expense.  The Company’s net loss for 2007 is primarily as a result of $12.3 million of income tax expense, including $11.4 million of non-cash deferred income tax charges.  In 2007, the Company reported $3.9 million of earnings before income taxes, $12.0 million exclusive of manufacturing facility closures, restructuring, strategic alternatives and other charges.  In 2006, the Company reported a loss before income taxes of $197.4 million, $1.3 million exclusive of impairment of goodwill and manufacturing facility closures, restructuring, strategic alternatives and other charges

Sales

The Company’s sales for 2008 were $737.2 million, a 3.9% decrease compared to $767.3 million for 2007. IPG’s consolidated annual sales for 2007 were $767.3 million, a decrease of 5.5% compared to $812.3 million for 2006.

Sales for the fourth quarter of 2008 totalled $153.1 million, a 20.0% decrease compared to $191.5 million for the fourth quarter of 2007.  Sales volumes (units) decreased 22.4% during the fourth quarter of 2008 compared to the fourth quarter of 2007.

Gross Profit and Gross Margin

Gross profit totalled $78.3 million in 2008, a decrease of 32.7% from 2007. The gross profit decline through the first nine months of 2008 was $4.2 million compared to 2007 due to slightly lower sales volumes during that period.  Most of the 2008 decline in gross profits occurred in the fourth quarter of 2008. Gross margin represented 10.6% of sales in 2008, 15.2% in 2007 and 14.6% in 2006.  Gross profit totalled $116.3 million in 2007, a decrease of 1.8% from 2006. While margins improved slightly in 2007 compared to 2006, there was a substantial change in the business in the second half of 2006, as described below, that resulted in gross margins for the second half of 2006 of 12.8% and annualized gross profits of $98.0 million.  The improvement in 2007 in both gross profits and gross margins compared to the second half of 2006 levels was primarily the result of the cost reductions implemented by the Company in late 2006 and early 2007. While sales volumes declined 5.5% for 2007, manufacturing expenses for 2007 declined 8.9%.

Gross profits for the fourth quarter of 2008 were a negative $5.5 million compared to gross profits of $28.4 million in the fourth quarter of 2007. The significant decline in gross profits for the fourth quarter includes approximately $17.3 million attributable to lower sales volumes and $16.6 due to gross margin compression. Gross profits for the fourth quarter of 2007 totalled $28.4 million at a gross margin of 14.9%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2008 totalled $68.2 million, a decrease of $3.0 million from the $71.2 million incurred for the year ended December 31, 2007. The 2007 SG&A expenses were down $13.7 million from $84.9 million in 2006. As a percentage of sales, SG&A expenses were 9.3%, 9.3% and 10.4% for 2008, 2007 and 2006, respectively.

The 2008 reduction in SG&A was primarily the result of lower professional fees paid to third parties. The Company benefited in 2007 from significant staffing reductions.

Included in SG&A expenses are the costs the Company incurs as a consequence of being a public company.  These costs totalled $1.3 million, $2.4 million and $3.6 million for the three years ended December 31, 2008, 2007 and 2006.  The high level of public company costs for 2006 compared to 2007 and 2008 is due to high initial cost in 2006 of complying with Section 404 of the Sarbanes-Oxley Act of 2002, which included the documentation and certification of internal control over financial reporting by management.

SG&A expenses were $15.9 million (10.4% of sales) for the fourth quarter, compared to $18.7 million (9.8% of sales) a year ago. The fourth quarter 2008 reduction in SG&A was primarily the result of lower professional fees paid to third parties.

Stock-Based Compensation

For 2008, 2007 and 2006, the Company recorded approximately $1.3 million, $1.8 million and $2.0 million, respectively, in stock-based compensation expense related to options granted to employees.

Operating Profit

This discussion presents the Company’s operating profit for 2008, 2007 and 2006. “Operating profit” does not have a standardized meaning prescribed by GAAP in Canada or the United States but is included herein as the Company’s management uses “operating profit” to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Because “operating profit” is a non-GAAP financial measure, other companies may present similar titled items determined with differing adjustments.  Presented below is a table reconciling this non-GAAP financial measure with gross profit being the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A and stock-based compensation expense.

OPERATING PROFIT RECONCILIATION

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007	2006
	$	$	$	$	$
Gross Profit	(5.5)	28.4	78.3	116.3	118.5
Less: SG&A expenses	15.9	18.7	68.2	71.2	84.9
Less: Stock-based compensation	0.2	0.3	1.3	1.8	2.0
Operating Profit	(21.6)	9.4	8.8	43.3	31.6

Operating profit for 2008 amounted to $8.8 million compared to $43.3 million for 2007 and $31.6 million for 2006.  The 2008 decline in operating profits compared to 2007 is due to the lower gross profits. Operating profits increased in 2007 compared to 2006 by $11.7 million due to a $13.7 million reduction in SG&A expenses, offset in part by lower gross profit in the ECP Division.

The Company’s operating profit for the fourth quarter of 2008 was a loss of $21.6 million compared to $8.8 million for the fourth quarter of 2007.

Manufacturing Facility Closures, Restructuring, Strategic Alternatives and Other Charges

During 2008, the Company did not incur any such charges.

During 2007, the Company recorded manufacturing facility closures, restructuring, strategic alternatives and other charges totalling $8.1 million including approximately $1.3 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006 and $6.8 million in costs supporting the strategic alternatives process.

During 2006, the Company recorded manufacturing facility closures, restructuring, strategic alternatives and other charges of $76.1 million of which $36.7 million related to plant closures including, (i) $30.2 million for the closure of the Brighton, Colorado facility, (ii)$9.9 million related to the retirement of Mr. Melbourne F. Yull, (iii) $9.8 million related to cost reductions initiatives, (iv) $8.0 million related to the impairment of certain manufacturing equipment, (v) $3.9 million related to a Canadian income trust project that was cancelled, (vi) $2.9 million in legal costs related to certain patent and trademark disputes, (vii) $2.4 million related to real estate remediation and disposals,  (viii) $1.9 million for a loan amendment fee and (ix) $0.6 million related to the strategic alternatives process

Impairment of Goodwill

In accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”), which are substantively equivalent to the applicable US standards, the Company normally performs an annual goodwill impairment test as at December 31.

The Company conducted its annual impairment test at December 31, 2008 and concluded that the goodwill attributable to both reporting units was fully impaired due to the recent adverse changes in the economic environment and the expectation that many of these factors will not improve in the near-term. The goodwill impairment charge at December 31, 2008 totalled $66.7 million, including $56.5 million related to the T&F Division and $10.2 million related to the ECP Division.  No goodwill impairment charge was required by IPG for 2007. The Company conducted a goodwill impairment test at the interim date of September 30, 2006 due to the underlying changes in its business, resulting in a $120.0 million goodwill impairment charge. The Company subsequently performed its annual impairment test at December 31, 2006 and concluded that no additional impairment charge was necessary.

In 2007, as a result of the business structure changes made by the Company, for purposes of the impairment test, based on the specific requirements of the accounting pronouncements, the Company determined that it had two reporting units, the T&F Division and the ECP Division. Previously, the Company had a single reporting unit.  The Company allocated the recorded goodwill between the two reporting units based on their relative fair values at December 31, 2007. The Company calculated the fair value of these reporting units using the discounted cash flow method, and compared it with other methods including multiples of sales and earnings before interest, income taxes, depreciation and amortization, and with historical transactions where appropriate.

Research and Development

Research and development (“R&D”) remains an important function within the Company. Taken as a percentage of sales, R&D was 0.8% for 2008, 0.5% for 2007 and 0.8% for 2006.  The Company continues to focus its R&D efforts on new products, new technology developments, new processes and formulations for existing products.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation.  Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges, impairment of property, plant and equipment, impairment of goodwill charges and unprecedented gross profit margin compression. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada or the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as indicators of IPG’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA RECONCILIATION TO NET EARNINGS

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007	2006
	$	$	$	$	$
Net Loss – As Reported	(99.8)	(0.7)	(92.8)	(8.4)	(166.7)
Add back:
Financial expenses, net of amortization	5.6	5.1	18.7	23.9	25.3
Refinancing expense, net of amortization			2.9
Income taxes (recovery)	4.4	3.4	3.4	12.3	(30.7)
Depreciation & amortization	9.2	10.3	39.6	38.9	36.6
EBITDA	(80.6)	18.1	(28.2)	66.7	(135.5)
Impairment of property, plant and equipment	0.4		0.4
Gross profit margin compression	16.6		16.6
Manufacturing facility closures, restructuring, strategic alternatives and other charges				8.1	76.1
Impairment of goodwill	66.7		66.7		120.0
Adjusted EBITDA	3.1	18.1	55.5	74.8	60.6

EBITDA was ($28.2) million for 2008, $66.7 million for 2007, and ($135.5) million for 2006.  Adjusted EBITDA was $55.5 million, $74.8 million, and $60.6 million for the years 2008, 2007 and 2006 respectively.  The Company’s EBITDA for the fourth quarter of 2008 was ($80.6) million compared to $18.1 million for the fourth quarter of 2007. The Adjusted EBITDA was $3.1 million in the fourth quarter of 2008 as compared to $18.1 million in the fourth quarter of 2007. The lower adjusted EBITDA for 2008 and in the fourth quarter of 2008 compared to 2007 and to the fourth quarter of 2007 is the result of lower gross profits.

Financial Expenses

Financial expenses decreased 5.1% to $25.8 million from $27.2 million for 2007.  Financial expenses increased 2.3% to $27.2 million for 2007 as compared to $26.6 million for 2006.

The decrease in interest expense of $9.1 million or 33.2% was the direct result of the refinancing of the Facility and the repayment of the Term Loan B at the end of March, with the contracting of the ABL.  As a result the ABL has lower margins compared to the term Loan B.  In addition, lower libor rates impacted both the hedged and unhedged portions of the ABL.  The increase in other financial expenses was mainly due to foreign exchange losses in 2008 totalling $0.8 million compared to foreign exchange gains in 2007 totalling $1.0 million.

Included in the first quarter of 2008 is a $6.0 million refinancing expense related to the refinancing of the Facility.  The refinancing expense includes a $2.9 million loss on the settlement of two interest rate swap agreements.  This loss was reclassified from other comprehensive income (loss) as a result of the discontinuance of the cash flow hedge since the debt being hedged was refinanced and the hedging relationship was thereby terminated.  Also included in refinancing expense is $3.1 million of accelerated amortization of debt issue expense incurred in connection with securing the Facility in 2004.

The increase in financial expense in 2007 was as a result of higher interest rates on the Term Loan B due to increased loan margins imposed by the November 8, 2006 and August 8, 2007 loan amendments and higher libor rates impacting the unhedged portion of the Term Loan B. The impact of the higher interest rates was substantially mitigated by the Term Loan B debt repayments made by the Company during 2007, including the $15.6 million excess cash flow payment in March 2007 and the application of the proceeds of the rights offering during the period September through November 2007 reducing the principal balance by $60.9 million.

Financial expenses for the fourth quarter of 2008 totalled $5.8 million, a 9.4% increase from financial expenses in the fourth quarter of 2007. The increase was due to foreign exchange losses in the fourth quarter of 2008 totalling $1.4 million.

Income Taxes

In the past three years, the Company’s statutory income tax rate has been influenced primarily by a lower rate on foreign-based income, manufacturing and processing deductions, transactions that resulted in permanent differences and changes in the valuation allowance.

As at December 31, 2008, the Company had approximately $39.6 million in Canadian operating loss carry-forwards for tax purposes expiring from 2009 through 2028, and $221.6 million in US federal and state operating losses for tax purposes expiring from 2010 through 2028. In assessing the valuation of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized.  Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company expects the future income tax assets to be realized, net of the valuation allowance at December 31, 2008 as a result of the reversal of existing taxable temporary differences. During the year ended December 31, 2008, the Company’s management revised its assessment of the recoverability of the Company’s future income tax assets. Accordingly, the Company’s  future income tax expense for 2008 includes a $17.2 million increase to the future income tax assets' valuation allowance. Included in deferred income tax expense for 2007 is a $2.6 million of increases to the valuation allowance.

In December 2007, the Canadian Federal government reduced future Federal income tax rates. As a result of the tax rate reductions, the Company recorded $4.3 million of deferred income tax expense in the fourth quarter of 2007 to reflect the decreased value of the Company’s deferred tax assets.

Net Earnings – Canadian and US GAAP

For 2008, the Company posted a net loss of $92.8 million as compared to a net loss of $8.4 million in 2007 and $166.7 million in 2006.

The Company reported a net loss of $99.8 million for the fourth quarter of 2008 as compared to a net loss of $0.7 million for the fourth quarter of 2007.  The increase in net loss for the fourth quarter of 2008 compared to the fourth quarter of 2007 was due to the decrease in gross profits and the impairment of goodwill.

Adjusted net earnings, a non-GAAP financial measure (see table on page 8) amounted to a net loss of $3.1 million for 2008, a net loss of $2.2 million for 2007, and a net loss of $6.9 million for 2006. The Company is including adjusted net earnings here because it believes that adjusted net earnings provides a better comparison of results for the periods presented since it does not take into account impairment of goodwill, impairment of property, plant and equipment, unprecedented gross margin compression, refinancing expense and manufacturing facility closure, restructuring, strategic alternatives and other costs in each period.

Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of adjusted net earnings to net earnings, being the most comparable measurement under GAAP, is set forth on page 8. The reader is encouraged to review this reconciliation.

Net earnings reported in accordance with Canadian GAAP conforms in all material respects to amounts that would have to be reported had the financial statements been prepared under US GAAP, with the exception that US GAAP does not permit recognition of foreign exchange gains or losses as a result of a partial reduction in foreign self-sustaining operations.  Consequently, in accordance with US GAAP, net earnings in 2008 would be a net loss of approximately $93.7 million, a net loss of $8.4 million in 2007 and a net loss of $166.7 million in 2006.  For further details, see Note 22 to the consolidated financial statements.

In the case of IPG, net earnings are equal to earnings from continuing operations, as the Company had no discontinued operations, extraordinary items, or changes in accounting principles that resulted in a charge against earnings for these periods.

Earnings Per Share – Canadian and US GAAP

Basic and diluted net earnings per share reported in accordance with Canadian GAAP conform in all material respects to amounts that would have been reported had the financial statements been prepared under US GAAP, with the exception that US GAAP does not permit recognition of foreign exchange gains or losses as a result of a partial reduction in foreign self-sustaining operations.. Consequently, in accordance with US GAAP, basic and diluted loss per share would be $1.59 in 2008 compared to basic and diluted loss per share of $0.19 in 2007 and $4.07 in 2006.

The Company reported a loss per share of $1.57 both basic and diluted for 2008 as compared to a loss per share of $0.19 both basic and diluted for 2007. The 2007 loss per share compares to a loss per share of $4.07 both basic and diluted for 2006. The weighted-average number of common shares outstanding for the purpose of the basic and diluted EPS calculation was 59.0 million for 2008 (59.0 million diluted), 45.3 million (45.3 million diluted) for 2007 and 41.2 million (41.2 million diluted) for 2006.

The adjusted EPS (see table on page 8) for 2008 was a loss per share of $0.05 both basic and diluted compared to a loss per share of $0.05 both basic and diluted for 2007 and to a loss per share of $0.17 both basic and diluted for 2006.

Comprehensive Income

Comprehensive income is comprised of net earnings and other comprehensive income.  For the years ended December 31, 2008, 2007 and 2006, comprehensive income was a loss of $127.7 million, income of $21.8 million and a loss of $164.4 million, respectively.  Comprehensive income for the fourth quarter of 2008 and the fourth quarter of 2007 was a loss of $124.9 million and income of $3.2 million, respectively.  The unfavourable change in accumulated currency translation adjustments is attributable to the weakening of the Canadian dollar relative to the U.S. dollar in 2008.  The decline in the fair market value of the interest rate swap agreements for the three months and year ended December 31, 2008 reflects the actual and expected decline in short-term interest rates during the year.

Results of Operations-Tapes and Films Division

Summarized below is a reconciliation of adjusted EBITDA for the Tapes and Films Division between 2007 and 2008 as follows:

Adjusted EBIDTA Reconciliation
2007 to 2008
(In millions of US dollars)
(Unaudited)
	Three Months Ended December 31,		Year ended December 31,

Adjusted EBITDA for 2007		$ 16.9		$ 69.3

Decrease in gross profits:
Decline in sales volumes	$ (13.5)		$ (14.1)
Gross profit margin compression	$ (13.9)	$ (27.4)	$ (17.6)	$ (31.7)

Addback gross profit margin compression in fourth quarter		$ 13.9		$ 13.9

Other items, principally lower SG&A expenses		$ 1.5		$ 0.5

Adjusted EBITDA for 2008		$ 4.9		$ 52.0

Sales for the T&F Division for 2008 were $592.2 million, a decrease of 2.2% compared to $605.7 million for 2007.  Sales for 2007 were $605.7 million, a decrease of 3.3% compared to $626.5 million for 2006. The T & F Division had a sales volume (unit) decrease of 7.9% for 2008 and 2.7% for 2007. The sales volume decline in both 2008 and 2007 was not limited to particular product lines or channels of distribution.   Approximately half of the 2008 sales volume decline occurred in the fourth quarter.

In response to rising raw material costs, the T&F Division instituted substantial selling price increases during the first nine months of 2008.  During the fourth quarter of 2008, selling prices declined as raw material costs decreased.  Average selling prices for the T&F Division declined less than 1.0% in 2007, with selling prices increasing in the fourth quarter as noted below.

Sales for the T&F Division for the fourth quarter of 2008 totalled $122.6 million, an 18.8% decrease from sales in the fourth quarter of 2007 of $151.0 million.  Sales volumes (units) decreased 21.9% during the fourth quarter of 2008 compared to the prior year.  The decrease in sales volume was across substantially all product lines and reflected the deep economic downturn that impacted the global economy as a whole and the packaging industry in particular.

Gross profit for the T&F Division totalled $67.4 million in 2008, a decrease of 32.0% from 2007 gross profit of $99.1 million. Gross profit totalled $99.1 million in 2007, an increase of 7.5% from $92.2 million in 2006. Gross margin represented 11.4% of sales in 2008, 16.4% in 2007 and 14.7% in 2006.  Gross profit declined for the first nine months of 2008 compared to the same period in 2007 by $4.3 million due to the decline in sales volumes and the compression of gross margins.  Gross margins for the first nine months of 2008 were 15.0% compared to 16.4% for the first nine months of 2007.  The decline in gross margins during the first nine months of 2008 reflected the inability at various points in time to fully recover cost increases through selling price increases.  Additionally, the T&F Division has not always been able to earn additional margin on the higher costs. Most of the decline in gross profit for 2008 occurred in the fourth quarter due to substantially lower sales volumes and gross margin compression. For 2007, gross profit and gross margins both improved over 2006 performance but particularly when compared to the levels in the second half of 2006. The improved results were attributable to the cost reductions implemented by the Division in late 2006 and early 2007.

T&F Division gross profit for the fourth quarter of 2008 totalled ($2.8) million at a gross margin of (2.3)% compared to $24.5 million at a gross margin of 16.2% for the fourth quarter of 2007.  The gross profit decline during the fourth quarter of 2008 was due to a substantial decline in sales volumes (units) as discussed above and gross margin compression.  The sales volume decline resulted in lost profits on less sales as well as an increase in the amount of unabsorbed manufacturing overhead costs expensed directly to operations.  The impact of the decline in sales volumes was a decrease in gross profit of $13.5 million compared to the fourth quarter of 2007.  The balance of the gross profit decline in the fourth quarter of 2008 compared to the fourth quarter of 2007 was attributable to gross margin compression.  The rapid decline in the cost of raw materials during the fourth quarter of 2008 began to depress selling prices in December 2008 carrying into early 2009.  The lower selling prices resulted in selected T&F Division products, which had been manufactured with higher cost raw materials, being sold at a loss.  Additionally, at December 31, 2008, the T&F Division reduced the carrying value of its on-hand inventories by $1.5 million to reflect net realizable value.  The T&F Division also recorded a $1.9 million non-cash charge at December 31, 2008, representing the expected loss arising from outstanding raw material purchase commitments that are at above market price levels and that the Division does not expect to be able to recover through selling price increase in 2009.

T & F DIVISION EBITDA RECONCILIATION TO NET EARNINGS
(in millions of US dollars)
(Unaudited)
	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007	2006
	$	$	$	$	$
Divisional earnings before impairment of goodwill and income taxes	(16.5)	8.9	8.7	39.2	20.1
Depreciation and amortization	7.5	8.0	29.4	30.1	30.4
EBITDA	(9.0)	16.9	38.1	69.3	50.5
Addback gross profit margin compression in fourth quarter	13.9		13.9
Adjusted EBITDA	4.9	16.9	52.0	69.3	50.5

EBITDA for the T&F Division for 2008, 2007 and 2006 was $38.1 million, $69.3 million and $50.5 million, respectively.  The improvement in EBITDA in 2007 compared to 2006 is due to the improved gross profits for the Division and reductions in SG&A expenses.  The T&F Division’s EBITDA for the fourth quarter of 2008 was ($9.0) million compared to $16.9 million for the fourth quarter of 2007. The decline in EBITDA in the fourth quarter of 2008 compared to the fourth quarter of 2007 is the result of a decrease in gross profits.  The adjusted EBITDA for 2008 was $52.0 million and for the fourth quarter of 2008 was $4.9 million.  Adjusted EBITDA for 2008 removes the impact on the fourth quarter of 2008 gross margin compression described above as well as in the “Business Overview” section.

Results of Operations-ECP Division

Summarized below is a reconciliation of adjusted EBITDA for the ECP Division between 2007 and 2008 as follows:

Adjusted EBIDTA Reconciliation
2007 TO 2008
(In millions of US dollars)
(Unaudited)
	Three Months Ended December 31,		Year ended December 31,

Adjusted EBITDA for 2007		$2.2		$ 9.7

Decrease in gross profits:
Decline in sales volumes	$ (3.9)		$ (7.2)
Gross profit margin compression	$ (2.7)	$ (6.6)	$ 0.8	$ (6.4)

Addback gross profit margin compression in fourth quarter		$ 2.7		$ 2.7

Other items, principally lower SG&A expenses		$ 0.5		$ 0.3

Adjusted EBITDA for 2008		$ (1.2)		$ 6.3

Sales for the ECP Division for 2008 were $145.0 million, a decrease of 10.2% compared to $161.6 million for 2007. Division sales for 2007 were $161.6 million, a decrease of 13.0% compared to $185.8 million for 2006. The sales volume (units) decrease for

2008 compared to 2007 was 15.8%. The largest market for ECP products is North American residential construction, which experienced a slowdown starting in the summer of 2006 and has continued throughout 2007 and 2008. The Company’s decision to close its Piedras Negras, Mexico FIBCs manufacturing operation in March 2006, resulted in lost sales from certain accounts that required North American sourcing.  For 2007 and 2008, the decline in sales was mitigated by the introduction of several new residential construction market products that allowed the Company to participate in segments of the residential construction market that it previously had either not participated in or participated only on a small scale.

In response to rising raw material costs, the ECP Division instituted substantial selling price increases during the first nine months of 2008.  Selling prices declined in the fourth quarter of 2008 on a sequential basis as raw material costs decreased. Average selling prices for the ECP Division increased slightly in excess of 1.0% during 2007.

Sales for the ECP Division for the fourth quarter of 2008 totalled $30.5 million, a 24.7% decrease compared to $40.5 million for the fourth quarter of 2007.  Sales volumes (units) decreased 24.3% for the fourth quarter of 2008 compared to the fourth quarter of 2007.  Selling prices were relatively unchanged in the fourth quarter of 2008 compared to the fourth quarter of 2007 but, as noted above, did decrease on a sequential basis. The weakening of the Canadian dollar relative to the US dollar during the fourth quarter of 2008 also contributed to the fourth quarter decline in sales. The sales volume decrease for the fourth quarter was across most of the ECP Division’s products and was reflective of the deep global economic downturn that occurred in the fourth quarter.

Gross profit for the ECP Division totalled $10.9 million in 2008, a decrease of 37.0% from 2007. Gross profit totalled $17.2 million in 2007, a decrease of 34.4% from $26.3 million in 2006. Gross margin represented 7.5% of sales in 2008, 10.7% in 2007 and 14.1% in 2006.  The gross profit and gross margin improved slightly in the first nine months of 2008 compared to the first nine months of 2007 due to increased selling prices and improved product mix.  The gross profit and gross margin decline for 2008 occurred in the fourth quarter. The decline in 2007 in both gross profit and gross margin compared to all of 2006 is due to the strong performance of the ECP Division in the first half of 2006, before the impact of the slowdown in residential construction and the continued deterioration of that market in 2007.

ECP Division gross profits for the fourth quarter of 2008 totalled ($2.7) million at a gross margin of (8.7)% compared to $4.0 million at a gross margin of 9.7% for the fourth quarter of 2007.  The gross profit decline during the fourth quarter of 2008 was due to a substantial decline in sales volumes (units) as discussed above and gross margin compression.  The sales volume decline resulted in lost profits on less sales as well as an increase in the amount of unabsorbed manufacturing overhead costs expensed directly to operations.  The impact of the decline in sales volumes was a decrease in gross profit of $3.9 million compared to the fourth quarter of 2007.  The balance of the gross profit decline in the fourth quarter of 2008 compared to the fourth quarter of 2007 was attributable to gross margin compression.  The rapid decline in the cost of raw materials during the fourth quarter of 2008 began to depress selling prices in December 2008 carrying into early 2009.  The lower selling prices resulted in ECP Division products, which had been manufactured with higher cost raw materials, being sold at a loss.  Additionally, at December 31, 2008, the ECP Division reduced the carrying value of its on-hand inventories by $3.9 million to reflect net realizable value.  The ECP Division also recorded a $0.4 million non-cash charge at December 31, 2008, representing the expected loss arising from outstanding raw material purchase commitments that are at or above market price levels and that the Division does not expect to be able to recover through selling prices in 2009.

ECP DIVISION RECONCILIATION TO NET EARNINGS
(in millions of US dollars)
(Unaudited)
	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007	2006
	$	$	$	$	$
Divisional earnings before impairment of goodwill and income taxes	(5.9)	0.7	(2.8)	4.2	12.2
Depreciation and amortization	2.0	1.5	6.4	5.5	4.9
EBITDA	(3.9)	2.2	3.6	9.7	171
Addback gross profit margin compression in fourth quarter	2.7		2.7
Adjusted EBITDA	(1.2)	2.2	6.3	9.7	17.1

EBITDA for the ECP Division for 2008, 2007 and 2006 was $3.6 million, $9.7 million and $17.1 million, respectively.  The decline in EBITDA for 2008 compared to 2007 occurred in the fourth quarter. The ECP Division’s EBITDA for the fourth quarter of 2008 was ($3.9) million compared to $2.2 million for the fourth quarter of 2007. The decline was attributable to the lower gross profits discussed above. The decline in EBITDA for 2007 compared to 2006 is due to the lower gross profits for the Division mitigated by a

reduction in SG&A expenses.   The adjusted EBITDA for 2008 was $6.3 million and for the fourth quarter of 2008 was ($1.2) million.  Adjusted EBITDA for 2008 removes the impact on the fourth quarter of 2008 gross margin compression described above as well as in the “Business Overview” section.

Results of Operations-Corporate

The Company does not allocate the manufacturing facilities closure, restructuring, strategic alternatives or other charges to the two Divisions.  These expenses are retained at the corporate level as are stock-based compensation financial expenses and the cost of being a public company. The Company also did not allocate the costs of the corporate aircraft lease that was terminated in October 2006. The unallocated corporate expenses for the three years ended December 31, 2008 totalled $2.6 million, $4.2 million and $7.1 million, respectively.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the interest rate swap agreements, forward foreign exchange contracts and letters of credit issued and outstanding discussed in the sections entitled “Currency Risk” and “Bank Indebtedness and Credit Facilities” and in Notes 13 and 21 to the consolidated financial statements.

Related Party Transactions

During the year ended December 31, 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company.  The advisory services include business planning and corporate finance activities and qualify as related party transactions in the normal course of operations, which are measured at the exchange amount.

The agreements are effective through December 31, 2009, but each can be unilaterally terminated by the companies controlled by the Board members and the former senior officer, respectively, with a 30-day written notice. The agreements provided for monthly compensation beginning January 2008 in the amounts of $75,000 and CAD$100,000 per month for a minimum of at least three months. Beginning April 1, 2008, the Company’s financial commitment relating to the services of two of the three companies is $50,000 and CAD$100,000 per month and will remain in effect through December 31, 2009. Effective November 2008, the two companies controlled by the two current members of the Board of Directors each agreed to a 10% reduction in their monthly compensation. The annualized savings arising from this reduction, coupled with the recent strengthening of the US dollar relative to the Canadian dollar totals approximately $350,000 annually.

In connection with these agreements, the Company recorded a charge amounting to approximately $2.1 million (nil in 2007) in its consolidated earnings for the year ended December 31, 2008 included under the caption selling, general and administrative expenses.

In addition to the monthly advisory services described above, the agreements provided for a fee to be paid to each of the companies in connection with the Company’s concluded 2007 shareholder rights offering. The aggregate fee paid to the companies in connection with the rights offering was $1,050,000 during the year ended December 31, 2007.

Finally, the advisory services agreements provide for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the TSX (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CAD$3.61 multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CAD$4.76. The advisory services agreements provide for a reduction in the performance fees in the event of an early termination of the agreements. As at December 31, 2008, the Company’s common share price on the TSX was CAD$1.09.

Effective December 31, 2008, the Company terminated the advisory service agreement with the company controlled by its former senior officer.

Liquidity and Capital Resources

Cash Flow

In 2008, the Company generated cash flows from operating activities of $20.8 million compared to cash flows from operating activities of $37.8 million in 2007. In 2006, the Company generated cash flows from operating activities of $53.6 million.  The Company generated cash flows from operating activities in the fourth quarter of 2008 of $12.2 million compared to $16.1 million for the fourth quarter of 2007.

Cash from operations before changes in non-cash working capital items decreased in 2008 by $18.1 million to $25.1 million from $43.2 million in 2007. Cash from operations before changes in non-cash working capital items increased in 2007 to $43.2 million from $9.4 million in 2006. The decrease in 2008 occurred in the fourth quarter and was attributable to the impact of the deep global economic downturn.  Through the first nine months of 2008, cash from operations before changes in non-cash working capital increased by $6.5 million compared to the first nine months of 2007. The increase was due to the absence in 2008 of cash charges for facility closures, restructuring, strategic alternatives and other charges. The increase in 2007 was due to improved profitability and $12.8 million less in cash charges for facility closures, restructuring, strategic alternatives and other charges paid in 2006.  Cash used in operations before changes in non-cash working capital for the fourth quarter of 2008 was $11.3 million compared to cash provided by operations before changes in non-cash working capital of $13.2 million in the fourth quarter of 2007.  The decrease was due to the decline in profitability previously discussed.

In 2008, non-cash working capital items used $4.3 million in net cash flow. The components of non-cash working capital items changed significantly during the fourth quarter. Through the first nine months of 2008, non-cash working capital used $27.9 million in net cash flow.  The most significant uses of cash were to increase inventories by $16.0 million and trade accounts receivables by $18.3 million.  The increase in inventories, which was mitigated in part by a $7.6 million increase in accounts payable and accrued liabilities, was the result of the rapid escalation in the cost of resin-based raw materials during the first nine months of 2008.  The increase in trade accounts receivables was due to higher sales in September 2008 compared to December 2007 as well as strong year-end cash collections at December 31, 2007. Non-cash working capital provided $23.5 million in net cash flow in the fourth quarter of 2008.  During the fourth quarter, trade accounts receivable provided $30.3 million of cash, inventories provided $9.8 million of cash and accounts payable and accrued liabilities used $15.3 million of cash. These significant movements are reflective of the changes to the Company’s business during the quarter as sales and raw material costs declined. There are changes in non-cash working capital items between the balance sheet dates that are not reflected in the cash flows.  These changes are the impact of foreign currency translation adjustments between balance sheet dates and do not have an impact on changes in working capital presented in the consolidated cash flows statements.

In 2007, non-cash working capital items used $5.4 million in net cash flow.  A total of $18.7 million of cash was used in the building of inventories, including $9.0 million in the fourth quarter.  During the fourth quarter, the Company pre-bought raw material inventories in advance of announced raw material cost increases.  The Company increased finished goods inventory levels during the fourth quarter to prepare for planned first quarter production equipment upgrades that would temporarily shut down selected production lines as well as build inventories in anticipation of a customer demand spike late in quarter that did not materialize.  Trade accounts receivable provided $9.5 million in net cash flow for the 2007, primarily due to improved customer agings.

Cash flows used in investing activities was $21.8 million for 2008 as compared to $18.7 million for 2007 and $29.6 million for 2006.  These investing activities include an increase in property, plant and equipment of $21.0 million for 2008, $18.5 million for 2007 and $27.1 million for 2006.  Other assets increased $0.8 million during 2008, $1.3 million during 2007 and $5.4 million in 2006. Cash flows used in investing activities was $3.7 million for the fourth quarter of 2008 compared to $5.1 million for the fourth quarter of 2007, a decrease of $1.4 million.

Cash flows provided by financing activities totalled $2.4 million in 2008 due to an increase in long-term debt. Cash flows used in financing activities amounted to $22.1 million in 2007 compared to $17.0 million in 2006.  The Company raised $60.9 million net of expense from the September 2007 rights offering.  These funds were used to reduce long-term debt in the third and fourth quarters of 2007 by $60.9 million.  The Company also made a $15.6 million principal payment in March 2007 in satisfaction of its 2006 “excess cash flow payment” obligation under its Senior Secured Credit Facility.

Free cash flow, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less property, plant and equipment expenditures was ($0.2) million in 2008, compared to $19.3 million in 2007. The decline in free cash flow in 2008 was primarily the result of the decline in profitability for the year, coupled with an increase in capital expenditures for the year.  Free cash flow was $19.3 million in 2007, a decline of $7.2 million from $26.5 million in 2006. The decline was due to non-cash working capital consuming $5.4 million in cash for 2007, after generating $44.2 million in cash for 2006. The Company is including free cash flow because it is used by Management and investors in evaluating the Company’s performance and liquidity.  Free cash flow does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flow to cash flow from operating activities, the most directly comparable GAAP measure, is set forth below. The reader is encouraged to review this reconciliation.

FREE CASH FLOW RECONCILIATION

(In millions of US dollars)

	2008	2007	2006
	$	$	$
Cash Flows From Operating Activities	20.8	37.8	53.6
Less: Capital Expenditures	21.0	18.5	27.1
Free Cash Flow	(0.2)	19.3	26.5

Working Capital

As at December 31, 2008, working capital stood at $133.1 million, as compared to $145.6 million as at December 31, 2007. The decrease of $12.5 million was primarily due to decreased trade accounts receivables and inventories.

Quick assets, which are the Company’s total current assets excluding prepaid expenses and future income taxes, decreased by $22.9 million during 2008 to a level of $199.9 million, and increased by $18.9 million during 2007 to a level of $222.8 million. The 2008 decrease was primarily due to the decline in trade accounts receivables and inventories. The increase during 2007 was due to the increase in inventories.

The Company’s cash liquidity is influenced by several factors, the most significant of which are the Company’s profitability and its level of inventory investment. Historically, the Company has periodically increased its inventory levels when business conditions suggest that it is in the Company’s interest to do so, such as the buying opportunities the Company took advantage of in the fourth quarter of 2007 to mitigate the impact of rising raw material costs. The Company expects to continue this practice when circumstances suggest that it is appropriate and when the Company believes it has adequate cash and credit availability to support such strategies. No inventory pre-buy occurred at December 31, 2008.

Days outstanding in trade receivables were 37.3 days at the end of 2008 as compared to 43.5 days at the end of 2007. Inventory turnover (cost of sales divided by inventories) improved to 7.2 times in 2008 compared to 6.6 times in 2007.

Currency Risk

As disclosed in Note 21 to the accompanying consolidated financial statements, the Company employs significant net assets in its foreign Canadian self-sustaining operations and to a lesser degree in its foreign European self-sustaining operations. Accordingly, changes in the exchange rates between the respective functional currencies of these operations and the Company’s US dollar reporting currency will result in significant fluctuations in the net assets of these operations in US dollar terms. The effect of these fluctuations is reported in the Company’s consolidated other comprehensive income (loss).

Additionally, the Company is subject to foreign exchange rates risks through transactions conducted by its Canadian, US and European operations, which are conducted in currencies other than the functional currencies of the entities earning the revenues or incurring the expenses.  Changes in the exchange rates may result in decreases or increases in foreign exchange gains or losses recorded in the Company’s consolidated earnings (loss) for the period.  Until recently, the Company has not used derivative financial instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.  In November and December 2008, and in accordance with the Company’s foreign exchange rates risk policy, the Company executed a series of thirty-six (36) monthly forward foreign exchange rates contracts (the “Contracts”) to purchase an aggregate CDN$40.0 million beginning in February 2009, at fixed exchange rates ranging from CDN$1.1826 to CDN$1.2808 to the US dollar.  The Contracts will mitigate foreign exchange rates risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars (the “Purchases”). The Company designated these Contracts as a cash flow hedge, effectively mitigating the cash flow risk associated with the settlement of the Purchases.

Finally, and in accordance with the Company’s foreign exchange rates risk management policy, the Company is currently reviewing the extent of using similar forward foreign exchange rate contracts to cover additional inventory purchases, undertaken by the Company’s U.S. operations, for a maximum amount $CAD55.0 million. As part of this ongoing review process, the Company obtains quotes from its primary lender and performs sensitivity analysis and risk modeling for possible fluctuations to the underlying foreign exchange rates.

Capital Expenditures

Total property, plant and equipment expenditures were $21.0 million, $18.5 million and $27.1 million for the years 2008, 2007 and 2006, respectively.  As discussed under “Outlook”, the Company expects to spend approximately $6.0 million in property, plant and equipment expenditures in the first and second quarters of 2009, in satisfaction of outstanding capital project commitments, and then adjust its capital spending thereafter to invest only in maintenance capital expenditures until the Company experiences a substantial and enduring improvement in its operating results.  The Company estimates that annual maintenance capital expenditures are approximately $8.0 million.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in volumes in most products without additional capital expenditure.  In addition, Management believes the Company is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets.

Long-Term Debt and Financial Derivatives

As discussed under the section “Liquidity”, on March 27, 2008 the Company successfully refinanced its Facility with a $200.0 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment. As at December 31, 2008, the Company had borrowed $118.3 million under its ABL, including $4.3 million in letters of credit. As at December 31, 2007, $2.1 million had been borrowed under the revolving line of credit portion of the Facility, all of which consisted of letters of credit. When combined with on-hand cash and cash equivalents, the Company had total cash and credit availability of $50.7 million as at December 31, 2008 and $73.4 million as at December 31, 2007.  The decrease in total cash and credit availability between December 31, 2008 and December 31, 2007 was primarily due to the decline in availability under the ABL at December 31, 2008 as a result of decrease in the balance of eligible trade accounts receivable.

In 2007 and 2006, the Company reduced its indebtedness associated with its long-term debt instruments by $80.7 million and $2.9 million, respectively. The payments in 2007 included a $15.6 million principal payment from 2006 “excess cash flow” as defined under the Company’s Facility.  Also included in the 2007 payments was a $60.9 million reduction in the Facility representing the net proceeds received in the September 17, 2007 shareholder rights offering.  The balance of principal payments for 2007 and 2006 were in accordance with the Company’s debt amortization schedules.

At December 31, 2008, the current instalments on long-term debt were $1.0 million.

Tabular Disclosure of Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2008:

	Payments Due by Period
Contractual Obligations (in millions of US dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Long-Term Debt	248.5	0.1	3.2	118.0	127.2
Capital (Finance) Lease Obligations	9.6	1.0	1.4	1.1	6.1
Operating Lease Obligations	9.2	2.3	3.2	2.7	1.0
Purchase Obligations	13.0	13.0
Other Long-Term Liabilities Reflected on Balance Sheet under GAAP of the primary financial statements
Total	280.3	16.4	7.8	121.8	134.3

Capital Stock

As at March 27, 2009 there were 58,956,348 common shares of the Company outstanding.

In 2006 employees exercised stock options worth $0.1 million. No options were exercised in 2007 or 2008.

On August 26, 2008, the Company announced the entering into effect of a new normal course issuer bid (“NCIB”) in Canada, pursuant to which the Company could, over a 12-month period, repurchase at prevailing market prices, up to a maximum of 2,947,817 of its common shares.  The NCIB commenced on August 28, 2008 and remains in effect until August 27, 2009.  During the year ended December 31, 2008, the Company’s common shares repurchased for cancellation under the NCIB were insignificant. The Company believes that the purchase of its own common shares may, in appropriate circumstances, be a responsible investment of available funds on hand.

Distribution Rights Purchase Agreement

In September 2008, the Company acquired the exclusive North American rights to a patent pending automatic wrapping system.  The system is designed to automate the process of wrapping packages of up to 65 feet in length. The technology targets industries such as wood products, which are traditionally manually wrapped. Along with the distribution rights, the Company acquired wrapping machines and existing customer contracts for a total consideration of $5.5 million.

As part of acquiring the distribution rights, the Company also made future performance commitments.  Additional considerations or penalties are to be paid based on these commitments.  However, within the first two years of the purchase agreement, the automatic wrapping system must achieve certain market acceptance parameters or the Company has the right to renegotiate the future performance commitments with the vendor and if such renegotiation is not concluded on terms satisfactory to the Company, then the future performance commitments will not be binding on the Company. As at December 31, 2008, the Company i) was not in a position to determine, beyond a reasonable doubt, the outcome of its commitment and ii) concluded that the vendor retains future performance obligations under the provisions of the agreement.  Accordingly, the Company will account for these contingencies upon their resolution.

Pension and Post-Retirement Benefit Plans

IPG’s pension benefit plans currently have an unfunded deficit of $20.9 million at the end of 2008 as compared to $10.4 million at the end of 2007. For 2008 and 2007, the Company contributed $5.8 million and $7.1 million, respectively to its funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit but expects to meet its pension benefit plan funding obligations in 2009 through cash flows from operations.

Dividend on Common Shares

No dividends were declared on the Company’s stock in 2008, 2007 or 2006.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis Management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, future and current income taxes and impairment of long-lived assets and goodwill based on currently available information. Actual results may differ from those estimates.

The allowance for doubtful accounts is based on reserves for specific accounts which Management believes may not be fully recoverable combined with an overall reserve reflective of the Company’s historical bad debt experience and current economic conditions.

Establishing and updating the reserve for slow moving and unmarketable inventories starts with an evaluation of the inventory on hand as compared to historical and expected future sales of the products. For items identified as slow-moving or unmarketable; the cost of products is compared with their estimated net realizable values and a valuation reserve is established when the cost exceeds the estimated net realizable value.

The Company assesses the recoverability of its fixed assets using projected future undiscounted cash flows and comparing those cash flows to the net book value of the fixed assets when changes in events and circumstances indicate a possible impairment of certain assets or group of assets.

In accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”), which are substantively equivalent to the applicable US standards, the Company performs an annual goodwill impairment test as at December 31. For purposes of the impairment test, based on the specific requirements of the accounting pronouncements, the Company determined that it was two reporting units, Tapes and Films and Engineered Coated Products. The Company calculates the fair value of these reporting units using the discounted cash flow method. As occurred in 2006, the Company performs goodwill impairment tests at interim dates when changes in the underlying business of the Company suggest that a possible impairment has occurred.

In assessing the realizability of future income tax assets, Management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Changes in Accounting Policies

On January 1, 2008, in accordance with the applicable transitional provisions, the Company adopted the new recommendations of the CICA Handbook Sections 3031 “Inventories”, 1535, “Capital Disclosures”, 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”.

Inventories

Section 3031 provides more extensive guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.  Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the period in which they are incurred. In addition, the new section requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in first-out inventory costing methodology and requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. The new standard also requires various additional disclosures, in particular, the amount of inventories recognized as an expense during the period and the amount of any reversal of write-downs that is recognized as a reduction of expenses.

In accordance with the transitional provision of this section, the Company has chosen that any adjustment of the previous carrying amount of inventories will be recognized as an adjustment to the opening balance of retained earnings (deficit) at the beginning of the fiscal year of initial application. The consolidated financial statements of prior fiscal years were not restated.

The adoption of this new standard resulted in the following changes as at January 1, 2008: a $0.3 million increase in deficit, a $0.4 million decrease to inventories and a $0.1 million increase of future income tax assets. In addition, the adoption of this new standard resulted in an increase in cost of sales of $0.4 million, an increase in net loss of $0.3 million and inconsequential impact on both basic and diluted earnings per share for the year ended December 31, 2008.

Capital Management and Financial Instruments Disclosures and Presentation

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. This additional disclosure includes quantitative and qualitative information regarding objectives, policies and processes for managing capital, as well as the entity’s compliance with externally imposed capital requirements.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. These sections replaced Section 3861, “Financial Instruments – Disclosure and Presentation”.

The results of the implementation of these new standards are included in Note 21 and had no impact on the Company’s consolidated financial results and position.

Prompt Payment Discounts received from Vendors

During the year ended December 31, 2008, the Company applied the recommendations of the CICA Emerging Issues Committee (“EIC”) No. 144 “Accounting by a customer (including reseller) for certain considerations received from a vendor” with respect to prompt payment discounts received from its vendors. Historically, the Company did not apply this EIC with respect to prompt payment discounts since the related amounts were determined to be not significant to the consolidated financial statements. However, in light of rapidly increasing raw material prices during 2008 and the resulting increase in the value of prompt payment discounts offered by its vendors, such amounts have become significant in the determination of the Company’s financial results for the year. This EIC requires that consideration given to a customer by a vendor in the form of prompt payment discounts, be classified as a reduction of cost of sales in the customer’s statement of earnings. Accordingly, the Company retroactively reclassified approximately $1.9 million and $0.9 million of prompt payment discounts historically included in financial expenses as a reduction of cost of sales for the years ended December 31, 2007 and 2006, respectively. These reclassifications do not change the Company’s reported net loss for these years.  For the year ended December 31, 2008, included in the Company’s consolidated earnings is $1.7 million of prompt payment discounts presented under the caption of cost of sales.

Impact of Accounting Pronouncements Not Yet Implemented

Canadian GAAP

Goodwill and intangible assets

In February 2008, the CICA published new Section 3064, “Goodwill and Intangible Assets”. This section which replaces “Goodwill and Other Intangible Assets”, Section 3062, and “Research and Development Costs”, Section 3450, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. In addition, Section 1000, “Financial Statement Concepts” was amended to clarify the criteria for recognition of an asset. Finally, once a company adopts this new section it may no longer apply the guidance in EIC Abstract 27, “Revenues and Expenditures during the Pre-Operating Period”.

This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and the Company will implement it as of January 1, 2009. The Company does not anticipate that the application of this new standard will have a material impact on its financial results upon adoption.

International financial reporting standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that, as at January 1, 2011, publicly-accountable enterprises are expected to adopt IFRS. Accordingly, the Company expects to adopt these new standards during its fiscal year beginning on January 1, 2011. The AcSB also stated that, during the transition period, enterprises will be required to provide comparative IFRS information for the previous fiscal year. The IFRS issued by the International Accounting Standards Board (“IASB”) require additional financial statement disclosures and, while the conceptual framework is similar to GAAP, enterprises will have to take account of differences in accounting principles.

The Company has begun the IFRS implementation process, which consists of four phases: 1- preliminary assessment and planning, 2- detailed evaluation of the process, 3- defining the solution process and, 4 – implementation process.  The Company has completed phase 1, and is currently working on phase 2 of the changeover by evaluating the impact of the conversion, training key personnel, as well as identifying the changes to the Company’s accounting policies, systems, processes and controls.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the EIC of the CICA approved abstract No. 173 “Credit risk and the fair value of financial assets and financial liabilities” (“EIC-173”), which clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. EIC-173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this abstract. The Company will implement the provisions of EIC-173 in its fair value determination of financial assets and liabilities as at March 31, 2009. The Company is currently assessing the impact of adopting this new standard on its consolidated financial statements.

US GAAP

Business Combinations

In December 2007, FASB issued Financial Accounting Standard No. 141(R), "Business Combinations" ("SFAS 141(R)”). The standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, how goodwill or a gain from a bargain purchase option is recognized and measured in a business combination, and outlines disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of a business combination. SFAS 141(R) outlines that the acquisition date fair value is the measurement objective for all assets acquired and liabilities assumed. SFAS 141(R) requires that all acquisition related and restructuring costs be charged to earnings and requires contingent consideration to be recognized at its fair value on the date of acquisition. Certain contingent consideration arrangements will result in fair value changes being recognized in earnings until settled. This statement eliminates adjustments to goodwill for changes in deferred tax assets and uncertain tax positions after the acquisition accounting measurement period (limited to one year from the date of acquisition). Finally, business combinations related costs will be charged to earnings as incurred. SFAS 141(R) is effective prospectively for acquisitions that occur on or after January 1, 2009. The Company expects the adoption of SFAS 141(R) to affect its consolidated financial statements and any underlying business combinations subsequent to January 1, 2009.

Useful Life of Intangible Assets

In April 2008, FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142. The purpose of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Accordingly, entities are required to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entities intent and/or ability to renew or extend the arrangement. For the Company, FSP No. 142-3 is effective January 1, 2009. The Company does not expect the adoption of FSP No. 142-3 to have a significant impact on its consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, Statement of Financial Accounting Standard No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162") was issued, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. FASB does not expect this standard to change current practice. SFAS 162 will become effective 60 days following the Security and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated financial statements.

Fair Value Measurement

In September 2006, in an effort to increase consistency and comparability in fair value measurements, the FASB issued Statement No.157, "Fair Value Measurement", which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new instruments to be recognized at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FASB Staff Position FAS 157-2 “Effective date of FASB statement No. 157”, to provide a one-year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis. For non-financial assets and non-financial liabilities subject to the deferral, the effective date of SFAS 157 is postponed to fiscal year beginning after November 15, 2008 and to interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated financial statements.

Disclosure Controls and Internal Control over Financing Reporting

The Executive Director and Chief Financial Officer of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2008. They concluded based on such evaluation that, as at December 31, 2008, the Company had a material weakness related to the recording of freight invoices and the related accrual and expense. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Because of this material weakness, the Executive Director and Chief Financial Officer have concluded that the Company’s system of internal control over financial reporting was not effective.  Notwithstanding the above mentioned weakness, the Executive Director and Chief Financial Officer have concluded that the consolidated financial statements included in this report fairly present the Company’s consolidated financial position and the consolidated results of the operations, as at and for the year ended December 31, 2008.

The Executive Director and Chief Financial Officer have also reviewed whether any change in the Company’s internal control over financial reporting occurred during 2008 that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting and concluded that there was none aside from the deficiency described above.  The deficiency was corrected during the first quarter of 2009 through the institution of a series of account reconciliation procedures.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Disclosure Required by the NYSE

A summary of the significant ways that the corporate governance practices of the Company differs from that of a US Company is available on the Company’s website: www.intertapepolymer.com under “Investor Relations”.

Additional Information

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

Forward-Looking Statements

Certain statements and information included in this Management’s Discussion & Analysis constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.  This Management’s Discussion & Analysis contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, free cash flow, EBITDA, adjusted EBITDA, and operating profit.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.